

ESPERION THERAPEUTICS

TARGeTING DISEASE at its SOURcE

2002 ANNUAL REPORT

"In recent years, we've made significant advances toward understanding the process by which HDL removes cholesterol from cells and transports it to the liver for elimination. HDL therapy may improve that process and help reduce the lipid-filled plaques that form within vessel walls. The new strategy is to provide early treatment for the unstable vulnerable plaques before they rupture and cause a heart attack. HDL therapy is the new frontier in terms of optimizing the care of individuals who have coronary artery disease." — H. Bryan Brewer, Jr., M.D., Head, Molecular Disease Branch, National Heart, Lung and Blood Institute, Bethesda, Maryland

Product Pipeline

COMPOUND	CHARACTERISTIC	PRE C	IND	P1	P2	USAGE	TREATMENT
ETC-588 (LUV)	CHOLESTEROL SPONGE					ACUTE	INFUSED
ETC-216 (AIM)	HDL MIMETIC					ACUTE	INFUSED
ETC-642 (RLT PEPTIDE)	HDL MIMETIC					ACUTE	INFUSED
ETC-1001	LIPID REGULATOR					CHRONIC	ORAL

Esperion Therapeutics, Inc. is a biopharmaceutical company that discovers and develops new medicines to treat cardiovascular disease, including atherosclerosis. Esperion intends to commercialize a novel class of high-density lipoprotein (HDL) therapies that are designed to enhance "good" cholesterol.

The Company has approximately 70 employees, including scientists who have helped discover, develop and commercialize several of the pharmaceutical industry's most successful therapies.

The NASDAQ National Market®, ESPR

www.esperion.com

Scientists Know
Low levels of HDL-cholesterol are generally associated with increases in the risk of heart disease.

Esperion Intends to Prove
The effects of heart disease can be reversed by improving the quantity and function of HDL.

THE SCIENCE of HDL

Within the body's miraculous labyrinth of blood vessels and tissues are two distinct carriers of cholesterol: low-density lipoprotein (LDL) and high-density lipoprotein (HDL) particles. LDL delivers cholesterol to organs for use in healthy cell production. Meanwhile, LDL's counterpart, HDL, seeks out surplus cholesterol, mobilizes it and helps remove it from the body. Problems develop when this natural process becomes unbalanced – LDL delivers an overabundance of cholesterol, and HDL removes too little. The excess cholesterol is deposited throughout the body and can cause vulnerable plaques – plaques that may break off or rupture – to form within artery walls. If these plaques do rupture, the consequences can be deadly.

Strengthening the 'Good' to Overcome the 'Bad'
For decades, scientists have documented the link between heart disease and excessive LDL, or "bad," cholesterol. A number of therapies, including statins, have been effective in lowering LDL-cholesterol and reducing the risk of heart disease and stroke by approximately 30%.

Yet despite new therapies and advances in surgical procedures and medical devices, cardiovascular disease continues to be the single largest killer of both men and women in America. For this reason, scientists are aggressively pursuing innovative therapies that will complement existing standards of care for reducing LDL by enhancing the function of "good" cholesterol – HDL.

By stabilizing vulnerable plaques, thus targeting disease at its source, scientists may soon have a new and superior weapon in the battle against cardiovascular disease.

Advantages of HDL Therapy
HDL therapies from Esperion may one day revolutionize the systemic treatment of patients with cardiovascular disease. Esperion's product candidates may:

- Rapidly eliminate cholesterol and other lipids from artery walls and other tissues.
- Shrink vulnerable plaques.
- Prevent ischemic events such as heart attacks and strokes.
- Be used with and complement other established cardiovascular medications, such as statins.
- Provide new treatment options for both acute and chronic conditions of cardiovascular disease.

Many statistics demonstrate the staggering scope of the problem:*

29 seconds

Every 29 seconds an American suffers a coronary event; every minute someone dies from one.

63%

About 50% of men and 63% of women who die suddenly from coronary heart disease have no previous symptoms.

38%

About 25% of men and 38% of women will die within one year after an initial heart attack.

650k

In 2003, it is estimated that about 6[illegible]0,000 Americans will have a new coronary attack; 450,000 will have a recurrent attack.

**Heart Disease and Stroke Statistics — 2003 Update, American Heart Association*

ⓘ Scientists Know

Current therapies act in the lumen, or interior space, of the artery to treat symptoms of cardiovascular disease.

◎ Esperion Intends to Prove

HDL therapies will complement existing standards of care by targeting the source of the disease itself – the vulnerable plaque in the artery wall – and provide additional clinical benefit for patients.

THE HeART *of* THE MATTeR

New medicines and advancements in surgical procedures, medical devices and diagnostics are improving care for patients. However, they have limitations. Current lipid-regulating treatments reduce mainly LDL, the "bad" cholesterol. Surgical procedures are costly and invasive. Diagnostic tools, such as angiography, reveal the narrowing of blood vessels, but cannot show what's happening within artery walls where dangerous, vulnerable plaques reside.

Current therapies often target the plaque responsible for a clinical event and the lumen of the artery. HDL therapies, on the other hand, are designed to target the vulnerable plaque, which, if left untreated, could lead to a clinical event.

Esperion's Novel Approach

Esperion's goal is to provide new treatment options for patients with cardiovascular disease. The Company is discovering and developing a novel class of HDL therapies that will enhance the function of "good" cholesterol and improve the body's process of removing and eliminating excess cholesterol from artery walls and other tissues.

By enhancing HDL function, Esperion's product candidates actually target the source of disease. Esperion's HDL therapies may shrink and repair the vulnerable plaques that can lead to a coronary event, such as a heart attack or stroke, and, ultimately, reduce the incidence of death and disability that accompany cardiovascular disease.

Scientists Know
*Eighty-five percent of heart attacks are associated with vulnerable plaques.**

Esperion Intends to Prove
HDL therapy will remove cholesterol and shrink and stabilize vulnerable plaques.


Lumen
Rupture
Plaque

** Scientific American, May 2002, "Atherosclerosis: The New View"*

ⓘ *"The biggest heart-attack villain is a kind of plaque you've never heard of." – Fortune, June 24, 2002*

A JOURNEY INSIDE *the* ARTERY

Arteries are thick-walled vessels that carry blood away from the heart. These vessels contain layers, including fibers, membranes and muscle tissue designed to flex and absorb the waves of pressure as blood moves out of the pulsating heart. As the arteries branch out, they become smaller vessels, each on a journey to propel oxygen-rich blood to its destination.

Scientists know that a number of factors can jeopardize the health of the artery and interrupt the natural, cyclical pattern of blood flow. Too much LDL or too little HDL can cause excess lipids, or fats, to accumulate within artery walls. These fat-laden deposits or plaques are further exaggerated by smoking, a high-fat diet, age, obesity, high blood pressure, diabetes and other factors.

Vulnerable Plaque: The Culprit

In about 15% of cases, heart attacks are linked to a significant narrowing of the lumen commonly known as "hardening of the arteries." However, in most cases, scientists have discovered that heart attacks are triggered by the slow-forming plaques lurking in artery walls. These plaques often go undiagnosed because the diameter of the artery is not compromised. They are considered vulnerable because, without warning, they can swell, rupture and cause a blood clot to form. The clot can block the flow of blood, resulting in a heart attack or unstable angina.

HDL: The Protector

The primary protein within HDL is apolipoproteinA-I – a workhorse that assists HDL particles in removing excess cholesterol and other lipids from artery walls and other tissues. This process protects arteries from plaque build-up. But for some people, HDL particles are unable to keep pace with the build-up of LDL in the blood. The imbalance can result in cholesterol accumulation in artery walls.

At Esperion, scientists are exploring HDL therapies that may enhance the quantity and function of HDL and improve the body's own cholesterol-cleansing system, known as the reverse lipid transport (RLT) pathway. By augmenting HDL function and the RLT pathway, scientists believe they can target and stabilize vulnerable plaques and reverse the damaging effects of cholesterol deposits within artery walls.

ⓘ Scientists Know

HDL is the vehicle that shuttles "bad" cholesterol to the liver for elimination, but for some people, this system is inefficient.

◎ Esperion Intends to Prove

Esperion's product candidates will rapidly mobilize cholesterol and improve the body's cholesterol-cleansing system.

THE REVERSE LIPID TRANSPORT PATHWAY: MOBILIZING CHOLESTEROL

The reverse lipid transport (RLT) pathway is responsible for removing excess cholesterol and other lipids from the walls of arteries and tissues and transporting them to the liver for elimination. The process includes four steps:

Step 1 – Removal. HDL circulates through the walls of the arteries and scavenges surplus cholesterol.
Step 2 – Conversion. Cholesterol is changed to a new form that HDL can carry through the blood.
Step 3 – Transport. The converted cholesterol is shuttled to the liver.
Step 4 – Elimination. The HDL releases the cholesterol into the liver, and the liver eliminates the excess cholesterol from the body.

The RLT pathway exists in everyone; however, in some people, it is inefficient. The liver and intestine can produce only a certain number of HDL particles every day. And in individuals with excessive LDL, the number of HDL particles produced falls far below the amount needed to counteract high levels of LDL-cholesterol. When this happens, excess cholesterol is deposited throughout the body and frequently forms vulnerable plaques within artery walls.

Esperion Scientists: Leaders in HDL Research

Among Esperion scientists are several of the world's leading HDL researchers – scientists who have been instrumental in the discovery, development and commercialization of several multibillion-dollar drugs, most notably Lipitor®.

Currently, Esperion scientists are engaged in the development of novel therapies that augment HDL particles twofold to threefold and stimulate the RLT pathway. Scientists have demonstrated in preclinical studies that synthetic HDL "disks" can tunnel through artery walls and seek out and attach to macrophage foam cells, a type of scavenger cell, causing those cells to transfer their cholesterol to the HDL particles for transport to the liver.


Empty HDL
Removal & Conversion of Cholesterol
Converted HDL
Transportation & Elimination (Liver)
Clear Artery

Ⓘ Scientists Know

In a preclinical model, a single high-dose infusion of an HDL mimetic can reduce cholesterol in plaques by about 50% within or at 48 hours after treatment.

◎ Esperion Intends to Prove

In humans, HDL therapies will reverse or remove cholesterol from vulnerable plaques within days or weeks of treatment.

PATHWAYS TO NEW MEDICINES®

Esperion currently has four product candidates. Three infused biopharmaceuticals in clinical development could complement current standards of care for patients with acute coronary syndromes and other forms of atherosclerosis, including stroke and peripheral artery disease. In addition, Esperion's lead oral small molecule product candidate could provide a new option for chronic treatment of patients with lipid disorders. Each product candidate is designed to enhance the function of HDL, improving the body's natural ability to collect and remove excess cholesterol.

Targeting Acute Coronary Syndromes

ETC-588 (LUV) is Esperion's most clinically advanced product candidate. LUV (large unilamellar vesicles) are "cholesterol sponges" made of naturally occurring lipids. LUV circulate through arteries to assist the body's existing HDL in removing cholesterol from artery walls and other tissues. Infusion of ETC-588 has shown a high capacity to mobilize cholesterol, thus enhancing the RLT pathway. In 2002, enrollment was initiated for a Phase II study of ETC-588 in which magnetic resonance imaging (MRI) is being used to measure changes in carotid plaque volume in patients with existing cardiovascular disease. Also in 2002, Esperion initiated a multiple-dose Phase II clinical trial with ETC-588 in patients with acute coronary syndromes. By conducting multiple Phase II trials in tandem, Esperion hopes to speed development time and the path to regulatory approval.

Esperion is also developing two HDL mimetics. ETC-216 (AIM) is a variant form of apolipoproteinA-I (apoA-I) – a hard-working protein that helps HDL trap excess cholesterol in arteries and facilitates removal from the body. The same variant is found in a small group of individuals from a town in Northern Italy who, despite unusually low levels of HDL-cholesterol, have a reduced risk of cardiovascular disease. Esperion's ETC-216 mimics HDL and speeds the removal of cholesterol. A Phase II clinical trial is nearly complete in patients with acute coronary syndromes. As part of the trial, intravascular ultrasound (IVUS) is being used to measure changes in plaque volume among trial patients who are infused with five weekly doses of ETC-216.

Product Pipeline

COMPOUND	CHARACTERISTIC	PRE C	IND	P1	P2	USAGE	TREATMENT
ETC-588 (LUV)	CHOLESTEROL SPONGE					ACUTE	INFUSED
ETC-216 (AIM)	HDL MIMETIC					ACUTE	INFUSED
ETC-642 (RLT PEPTIDE)	HDL MIMETIC					ACUTE	INFUSED
ETC-1001	LIPID REGULATOR					CHRONIC	ORAL

ETC-642 (RLT Peptide) is a peptide/phospholipid complex that mimics the structure and many of the functions of apoA-I. A smaller version of apoA-I, the peptide component of ETC-642 is a scavenger of cholesterol and also triggers the conversion of cholesterol into a form that can be carried in the blood. In 2002, Esperion completed its first clinical trial demonstrating safety, tolerability and evidence of cholesterol mobilization at the dose levels tested. Esperion also initiated a second Phase I clinical study in patients with existing cardiovascular disease to evaluate the safety and tolerability of ETC-642 at higher dose levels. In preclinical studies and in the first Phase I clinical study, ETC-642 was shown to increase HDL levels and rapidly enhance the mobilization of cholesterol.

Exploring Treatments for Chronic Disease

In addition to biopharmaceuticals that target acute coronary syndromes, Esperion has an oral small molecule program to identify drugs to treat lipid disorders.

ETC-1001 (formerly designated ESP 31015) is the lead candidate in the small molecule program. ETC-1001 is designed to elevate HDL-cholesterol, reduce levels of LDL-cholesterol and triglycerides and stimulate the RLT pathway. Three U.S. patents were granted for the small molecule program to date and several other patents are pending. Esperion plans to initiate a Phase I clinical trial of ETC-1001 in 2003.

Additional small molecules are undergoing preclinical testing to determine their safety and efficacy. Upon completion of this testing, Esperion intends to introduce the most promising candidates into clinical development for the cholesterol regulating marketplace.

Roger S. Newton, Ph.D.
President and
Chief Executive Officer

Timothy M. Mayleben
Chief Operating Officer
and Chief Financial Officer



A MESSAGE TO INVESTORS *and* FRIENDS

We are pleased to report that 2002 was a year in which Esperion Therapeutics made important progress in its efforts to develop and commercialize HDL therapies to treat cardiovascular disease. We continued to move three biopharmaceutical product candidates through clinical development, and we prepared to initiate clinical trials for our first oral small molecule product candidate. Our unique therapeutic approach targets cardiovascular disease at its source and has the potential to revolutionize care and provide new treatment options for millions of patients. And with a strong financial base, Esperion is well positioned for even greater success in 2003.

More than 60 million people in the United States have cardiovascular disease, and these numbers are likely to rise as the population continues to age. While many companies focus on low-density lipoprotein cholesterol (LDL-C), the "bad" cholesterol, Esperion is developing medicines for the treatment of cardiovascular disease with an entirely new approach. We intend to commercialize medicines that enhance the quantity and function of high-density lipoprotein cholesterol (HDL-C), the "good" cholesterol. We believe these medicines, known as HDL therapies, will improve the efficiency of the reverse lipid transport (RLT) pathway – the body's natural process of removing and eliminating excess cholesterol and other lipids that can cause vulnerable plaques to form within artery walls. These vulnerable plaques can rupture and often lead to cardiac events including heart attacks.

Our HDL therapies are designed to target vulnerable plaques and actually change the biology of the disease. Scientists believe that HDL therapies may have important therapeutic benefits for the unmet needs of millions of patients with high-risk atherosclerosis, including those with acute coronary syndromes, critical limb ischemia and stroke.

We are committed to revolutionizing cardiovascular care. In 2002, we focused our attention on several key areas:

Research and development. Each of Esperion's current product candidates has a unique pharmacological profile that can be targeted to specific patient populations that suffer from cardiovascular disease. Our three biopharmaceutical product candidates are intended for the treatment of high-risk atherosclerosis, and initially acute coronary syndromes, while our oral small molecule program is designed for chronic treatment of various lipid disorders.

[1] *Heart Disease and Stroke Statistics* [illegible]

Our most advanced biopharmaceutical is ETC-588 (LUV). The ETC-588 particle is thought to have a very high capacity to carry cholesterol to the liver for removal. By working with the body's existing HDL, we believe that ETC-588 may play a powerful role in the quick and efficient removal of cholesterol from the body.

The first of two ongoing Phase II clinical trials for ETC-588, called the 588-004 study, was initiated in June 2002 and will include up to 32 patients with carotid atherosclerosis. Magnetic resonance imaging (MRI) will be used to measure changes in carotid plaque volume during an eight-week dosing period with ETC-588. Follow-up images will also be taken three months after treatment to determine the persistence of the effect of ETC-588.

A second Phase II study for ETC-588, the 588-005 study, was initiated in December 2002 and will include 150 patients with acute coronary syndromes. These patients have been stabilized after a heart attack or an episode of unstable angina. This Phase II trial will provide a safety and tolerability profile for ETC-588 following eight weekly doses. Patients will be monitored for six months after treatment in this study.

Also in 2002, we recorded steady progress on the development of two biopharmaceutical product candidates that mimic HDL properties. We continued a pioneering Phase II study for ETC-216 (AIM or ApoA-I Milano) using intravascular ultrasound (IVUS) to measure changes in plaque size among patients who are infused with five weekly doses of ETC-216. Patient enrollment was completed in March 2003.

For our second HDL mimetic, ETC-642 (RLT Peptide), we completed the first safety and tolerability clinical trial and provided evidence that a single dose of ETC-642 mobilizes cholesterol and increases HDL-C. We also began an additional Phase I clinical study, called 642-002, in patients with cardiovascular disease to evaluate safety and tolerability at higher dose levels. The results from both of these studies will provide data necessary to design the protocol for a multiple-dose study that we plan to initiate in 2003.

Our oral small molecule program continues to play an important role in our evolution. Our lead candidate is ETC-1001 (formerly designated ESP 31015) and we plan to initiate a Phase I clinical trial on this product candidate in the first half of 2003. ETC-1001 is designed to elevate HDL-C, reduce levels of LDL-C and triglycerides and stimulate the RLT pathway. An oral dose of ETC-1001 is intended to be a chronic treatment for patients with lipid disorders. To take advantage of this opportunity, we have assembled a team of world-renowned researchers to advance the discovery and development of our small molecule program. Additional oral small molecules in preclinical evaluation show promise as potential product candidates for further development.

Financial results. In 2002, we continued to invest wisely in our current clinical and preclinical development programs. We closed the year with approximately $45 million in cash and short-term investments. Our net spend totaled approximately $25.4 million, which was only modestly higher than 2001. This conservative spending trend demonstrates a deliberate strategy to focus on those development programs that we believe will return shareholder value in times of economic uncertainty. We continue to invest in programs that are unique and that could serve large, unmet medical needs.

Partnership opportunities. HDL is becoming broadly recognized as an important therapeutic target for the treatment of cardiovascular disease. The team of experts we've assembled at Esperion and our progress in HDL therapy are attracting considerable attention. Our goal has been to find one or more partners that can bring substantial and complementary skill sets and resources to enhance the development, launch and sales of our product candidates. In 2002, our discussions centered primarily on partnership opportunities related to ETC-588 and ETC-642. We have also initiated discussions with several large pharmaceutical companies about our oral small molecule program. We're confident that our ongoing conversations with various potential partners will lead to value-creating collaborations in the year ahead.

Looking ahead. We are faced with a demanding schedule in 2003, and our expectations are high. Esperion has the financial resources, the intellectual capital and the undaunted commitment that we believe are needed to introduce novel HDL therapies to the market. Our sights are set on revolutionizing cardiovascular care. We are well on our way along the "pathways to new medicines."

Sincerely,



Roger S. Newton, Ph.D.
President and
Chief Executive Officer



Timothy M. Mayleben
Chief Operating Officer and
Chief Financial Officer

FINANCIAL OVERVIEW

FORWARD-LOOKING INFORMATION

The information contained in this report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by words such as "hope," "may," "believe," "anticipate," "plan," "expect," "intend," "assume," and similar expressions. Forward-looking statements reflect management's current expectations and involve certain factors, such as risks and uncertainties, which may cause actual results to be far different from those suggested by the Company's forward-looking statements. These factors include, but are not limited to, risks associated with: management's ability to successfully execute its business strategies, including entering into any strategic partnerships or other transactions; the progress and cost of development of the Company's product candidates; the extent and timing of market acceptance of new products developed by the Company or its competitors; dependence on third parties to conduct clinical trials for these product candidates; the extent and timing of regulatory approval, as desired or required, for the Company's product candidates; the Company's dependence on licensing arrangements and strategic relationships with third parties; clinical trials; manufacturing; the Company's dependence on patents and proprietary rights; the procurement, maintenance, enforcement and defense of the Company's patents and proprietary rights; competitive conditions in the industry; business cycles affecting the markets in which any of the Company's products may be sold; extraordinary events and transactions; the timing and extent of the Company's financing needs and the Company's access to funding, including through the equity market; economic conditions generally or in various geographic areas; and other factors. These factors are discussed in more detail in the Company's Form 10-K for the year ended December 31, 2002. We do not intend to update any of these factors or to publicly announce the results of any revisions to any of these forward-looking statements other than as required under the federal securities laws.

SELECTED CONSOLIDATED FINANCIAL DATA

The following historical and pro forma selected consolidated financial data of Esperion should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 16, the consolidated financial statements and notes beginning on page 24.

The selected consolidated financial data for the years ended December 31, 2002, 2001, 2000, 1999 and the period from inception (May 18, 1998) through December 31, 1998 are derived from our audited consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS DATA
(in thousands, except share and per share data):

	Year Ended December 31,				Inception to December 31,	
	2002	2001	2000	1999	1998	2002
Operating expenses:						
Research and development	$ 21,991	$ 21,454	$ 22,596	$ 8,484	$ 1,923	$ 76,448
General and administrative	5,955	5,023	3,156	2,518	464	17,116
Goodwill amortization	—	839	250	—	—	1,089
Purchased in-process research and development[1]	—	—	4,000	—	—	4,000
Operating loss	(27,946)	(27,316)	(30,002)	(11,002)	(2,387)	(98,653)
Other income (expense), net	(780)	2,385	2,426	332	244	4,607
Net loss	(28,726)	(24,931)	(27,576)	(10,670)	(2,143)	(94,046)
Beneficial conversion feature[2]	—	—	(22,870)	—	—	(22,870)
Net loss attributable to common stockholders	$ (28,726)	$ (24,931)	$ (50,446)	$ (10,670)	$ (2,143)	$(116,916)
Basic and diluted net loss per share	$ (0.98)	$ (0.91)	$ (4.50)	$ (5.91)	$ (1.46)	
Shares used in computing basic and diluted net loss per share[3]	29,260,930	27,309,502	11,222,319	1,806,255	1,466,615	
Pro forma basic and diluted net loss per share			$ (2.45)	$ (1.14)		
Shares used in computing pro forma basic and diluted net loss per share[3]			20,603,313	9,392,499		

CONSOLIDATED BALANCE SHEET DATA
(in thousands):

	2002	2001	2000	1999	1998
Cash, cash equivalents and short-term investments	$ 44,853	$ 70,286	$ 70,228	$ 5,904	$ 12,541
Working capital	40,330	64,926	64,181	3,143	12,390
Total assets	51,407	78,340	77,877	7,999	13,414
Long-term debt, less current portion	7,731	5,482	3,027	2,284	—
Convertible preferred stock	—	—	—	105	105
Deficit accumulated during the development stage	(94,046)	(65,320)	(40,389)	(12,813)	(2,143)
Total stockholders' equity	38,743	66,498	67,691	2,815	13,187

(1) We recorded a $4.0 million charge to operations in 2000, for the write-off of purchased in-process research and development related to the acquisition of Talaria Therapeutics, Inc.

(2) We recorded approximately $22.9 million relating to the beneficial conversion feature of the series C and series D preferred stock in the first quarter of fiscal 2000 through equal and offsetting adjustments to additional paid-in-capital with no net impact on stockholders' equity. The beneficial conversion feature was considered in the determination of our loss per common share amounts.

(3) Basic and diluted net loss per share amounts have been calculated using the weighted average number of shares of common stock outstanding during the respective periods. Pro forma basic and diluted net loss per share amounts include the shares used in computing basic and diluted net loss per share and the assumed conversion of all outstanding shares of preferred stock from the original date of issuance.

OVERVIEW

Background We have devoted substantially all of our resources since we began our operations in May 1998 to the research and development of pharmaceutical product candidates for the treatment of cardiovascular disease. We are a development stage biopharmaceutical company and have not generated any revenues from any source, including from product sales. We have incurred a cumulative net loss of approximately $94.0 million from inception (May 18, 1998) through December 31, 2002. These losses have resulted principally from costs incurred in research and development activities and general and administrative expenses. We expect to incur significant additional operating losses for at least the next several years and until we generate sufficient revenue to offset expenses. Research and development costs relating to product candidates will continue to increase. Manufacturing, sales and marketing costs will be incurred and will increase in preparation for the commercialization of our product candidates. Until we generate positive cash flow, we will rely on financing our operations with our existing cash balance, additional equity or debt offerings and/or payments from potential strategic relationships with partners that we may enter into in the future.

RESULTS OF OPERATIONS

OPERATING EXPENSES
(In thousands)

Year Ended December 31,	2002	% Change	2001	% Change	2000
Research and development	$21,991	2.5%	$ 21,454	-5.0%	$ 22,596
% of total	78.7%		78.6%		75.3%
General and administrative	$ 5,955	18.6%	$ 5,023	59.2%	$ 3,156
% of total	21.3%		18.4%		10.5%
Goodwill amortization	$ 0	-100.0%	$ 839	235.6%	$ 250
% of total	0.0%		3.0%		0.8%
Purchased in-process R&D	$ 0	—	$ 0	-100.0%	$ 4,000
% of total	0.0%		0.0%		13.4%

YEAR ENDED DECEMBER 31, 2002

Research and Development Expenses Research and development expenses include both internal and external costs related to the research and development activities for our existing product candidates, as well as discovery efforts on potential new product candidates. External costs include costs related to manufacturing, process development, clinical trials, toxicology or pharmacology studies performed by third parties, milestone payments under certain license and other agreements and other related expenses. Internal costs include all payroll and related costs attributable to research and development activities, as well as an allocation of overhead expenses. Research and development expenses increased to approximately $22.0 million for the year ended December 31, 2002 compared to approximately $21.5 million for the year ended December 31, 2001. This 2.5% increase is primarily due to the following:

- Higher clinical trial costs for our product candidates. During 2002, patients were being enrolled in the following four clinical trials, the costs of which were higher than for clinical trials in 2001, partly because the clinical trials in 2002 were more costly per subject enrolled: Phase II trials of our ETC-216 ("AIM") and ETC-588 ("LUV") product candidates and two Phase I trials of our ETC-642 ("RLT Peptide") product candidate. The ETC-216-002 trial began in November 2001 and represents the first Phase II clinical trial for this product candidate. The study will evaluate up to 50 patients with acute coronary syndromes and evaluate the changes in plaque volume in each patient's coronary arteries between pre- and post-treatment with ETC-216. The ETC-588-004 trial began in June 2002 and the ETC-588-005 trial began in December 2002, representing the second and third Phase II clinical trials for this product candidate. The ETC-588-004 trial is expected to evaluate 32 patients with carotid atherosclerosis and evaluate changes in plaque volume in each patient's carotid arteries using magnetic resonance imaging after administration of ETC-588. The ETC-588-005 trial will evaluate 150 patients who have been hospitalized for acute coronary syndrome to determine the safety and tolerability of ETC-588. Also during 2002, the ETC-642-001 trial was completed and the ETC-642-002 trial began (September 2002). These two studies examine an escalating, single-dose of ETC-642 to examine the safety and tolerability of the product candidate in patients with stable atherosclerosis. During 2001, the Company incurred costs related to four clinical trials: the completion of the ETC-216-001 Phase I trial, the initiation of the ETC-216-002 Phase II trial, ongoing enrollment in the ETC-588-003 Phase II trial and initiation of the ETC-642-001 Phase I trial.

• Higher pre-clinical costs in development of oral small molecule lead candidate. During 2002, we prepared for an Investigational New Drug application (IND) for our lead oral small molecule product candidate, ETC-1001 (formerly designated ESP 31015). This resulted in higher costs related to process development and pharmacology and toxicology studies for this product candidate during 2002 as compared to 2001.

• Product candidate supply costs. In preparation for current and future pre-clinical and clinical studies, we incur costs related to process development, scale-up and production for each product candidate. During 2002, the costs related to these activities were higher than in 2001 due to the increased material supply needed to support the future and current clinical trials, as well as an increase in patient numbers and dosage regimens being tested.

The magnitude of our operating expenses, particularly research and development expense, is largely dependent upon the progress, number, timing, nature and size of clinical trials. As our product candidates progress through development, clinical trial costs will continue to increase due to the need for more advanced clinical trials that require more patients.

General and Administrative Expenses General and administrative expenses included the cost of salaries, employee benefits, and other costs associated with our finance, accounting, human resources, legal, administrative and executive management functions, as well as an allocation of overhead expenses. General and administrative expenses increased to approximately $6.0 million for the year ended December 31, 2002 compared to approximately $5.0 million for the year ended December 31, 2001. This 18.6% increase primarily relates to $605,000 of one time charges during the year ended December 31, 2002 that were classified as general and administrative expenses in the accompanying statements of operations. The charges represented approximately 2% of our annual operating expenses and included the following:

• The write-down of assets no longer being used in the Company's development programs totaling approximately $410,000;

• Employee severance and benefits of approximately $168,000 resulting from actions announced in March 2002 to curtail or significantly reduce spending on certain pre-clinical research and other activities that lie outside of the Company's primary areas of focus in cardiovascular disease; and

• The remaining obligations of $27,000 under an operating lease for a laboratory facility in Sweden that is no longer being used.

In addition, the increase resulted from a greater number of general and administrative personnel, as well as increased overhead and related costs.

Goodwill Amortization We adopted SFAS No. 142, effective January 1, 2002, under which goodwill and certain indefinite lived intangible assets are no longer amortized, but are reviewed at least annually for impairment. In connection with the adoption of SFAS No. 142, we have completed the transitional goodwill impairment test, which requires us to compare its fair value to the carrying value of its net assets. Based on this analysis, we have concluded that no impairment existed at the time of adoption, and, accordingly, we have not recognized any transitional impairment loss.

Goodwill amortization reflects the amortization amount of the excess of the purchase price over net assets in our September 2000 acquisition of Talaria Therapeutics, Inc. ("Talaria") and the milestone payments made to date under the related merger agreement. Goodwill amortization expense was $0 and $839,000 for the years ended December 31, 2002 and 2001, respectively. Net goodwill included in our Consolidated Balance Sheets was $3.1 million at December 31, 2002 and December 31, 2001.

Other Income (Expense) Other income (expense) consists of interest income, interest expense, foreign currency transaction gain (loss), and other non-operating income and expenses. Interest income decreased to approximately $1.1 million for the year ended December 31, 2002, compared to approximately $2.8 million for the year ended December 31, 2001. The decrease is primarily attributable to lower cash levels combined with lower yields on our invested assets in 2002 compared to 2001, as well as the use of more conservative investment instruments in 2002 as compared to 2001. Interest expense for the years ended December 31, 2002 and December 31, 2001 was approximately $1.1 million and $766,000, respectively, and represents interest incurred on equipment financing facilities and a special project loan. The increase in interest expense resulted from higher outstanding borrowings in 2002 as compared to the same period in 2001.

During the year ended December 31, 2002, we recorded approximately $703,000 of unrealized foreign currency transaction losses compared to approximately $400,000 of unrealized foreign currency transaction gains for the year ended December 31, 2001. These transaction gains (losses) result from liabilities denominated in foreign currencies, primarily the Swedish Kronor and the Euro. As the exchange rate between the U.S. Dollar and these currencies fluctuates, we record a gain (loss) on these transactions. During the year ended December 31, 2002, the U.S. Dollar has generally weakened against these foreign currencies causing these unrealized losses, whereas the opposite was true during the year ended December 31, 2001.

Net Loss Our net loss was approximately $28.7 million for the year ended December 31, 2002, compared to approximately $24.9 million for the year ended December 31, 2001. The increase in net loss resulted primarily from the decrease in interest income of approximately $1.8 million, the increase in unrealized foreign currency transaction losses of approximately $1.1 million, and the increases in general and administrative expenses of approximately $932,000, offset in part by the decrease in goodwill amortization of approximately $839,000.

YEAR ENDED DECEMBER 31, 2001

Research and Development Expenses Research and development expenses included both external and internal costs related to the research and development activities for our existing product candidates as well as discovery efforts on potential new product candidates. External costs include costs related to manufacturing, process development, clinical trials, toxicology or pharmacology studies performed by third parties, milestone payments under certain license agreements and other related expenses. Internal costs include all payroll and related costs attributable to research and development activities, as well as an allocation of overhead expenses. Research and development expenses decreased to approximately $21.5 million for the year ended December 31, 2001 compared to approximately $22.6 million for the year ended December 31, 2000. This 5.0% decrease is primarily due to lower manufacturing costs related to material used in our clinical trials, as well as lower costs related to pre-clinical development of our biopharmaceutical product candidates during 2001. These decreases were partially offset by increased clinical trial costs. Clinical trial costs increased in 2001 as compared to 2000 as a result of conducting more trials and because the types of clinical trials in 2001 were more costly per subject enrolled. The magnitude of our operating expenses, particularly research and development expenses, is largely dependent upon the timing and size of the clinical trials and manufacturing material used in those clinical trials.

General and Administrative Expenses General and administrative expenses included the cost of salaries, employee benefits, and other costs associated with our finance, accounting, human resources, legal, administrative and executive management functions, as well as an allocation of overhead expenses. General and administrative expenses increased to approximately $5.0 million for the year ended December 31, 2001 compared to approximately $3.2 million for the year ended December 31, 2000. This 59.2% increase resulted from higher payroll, overhead and related costs in support of our growing research and development activities as compared to 2000. The increased payroll resulted from an increase in general and administrative personnel from 14 at the end of 2000 to 20 at the end of 2001. Also included in the increased general and administrative expenses in 2001 are costs associated with a market research study performed by a third party to provide us with some preliminary assessments. about product positioning, product acceptance and market potential of certain product candidates. In addition, we incurred higher costs in 2001 related to our first full annual reporting cycle as a public company including legal, accounting, printing and related services.

Goodwill Amortization Goodwill amortization reflects the amortization of the excess of the purchase price over net assets in our September 2000 acquisition of Talaria and the milestone payments made to date. Total goodwill was $3.1 million and $3.5 million at December 31, 2001 and 2000, respectively. Goodwill amortization expense was $839,000 and $250,000 for the years ended December 31, 2001 and 2000, respectively. The increase in goodwill amortization expense was a result of a full year of amortization in 2001 as well as increased goodwill being amortized upon the achievement of certain LUV clinical development milestones in early 2001. We had been amortizing this goodwill over five years, which represents the period estimated to be benefited from the acquisition, after considering such factors as product development timelines, revenue potential, competition and patent life.

Other Income (Expense) Other income increased to approximately $2.8 million for the year ended December 31, 2001, compared to approximately $2.6 million for the year ended December 31, 2000. The increase was attributable to higher levels of cash and cash equivalents available for investment in 2001, partially offset by lower yields on our invested assets in 2001, as compared to 2000. Interest expense for the same periods was approximately $766,000 and $408,000, respectively, and represented interest incurred on equipment financing facilities and a special project loan. We recorded approximately $400,000 and $201,000 for the year ended December 31, 2001 and 2000, respectively, of foreign currency transaction gains on transactions denominated in various currencies of European countries, primarily the Swedish kronor.

Net Loss The net loss was approximately $24.9 million *for the year ended December 31, 2001, compared to* approximately $27.6 million for the year ended December 31, 2000. The decrease in 2001, as compared to 2000, was primarily attributable to the non-cash $4.0 million purchased in-process research and development write-off in 2000 related to our acquisition of Talaria.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002 and 2001, we had cash, cash equivalents and short-term investments of approximately $45.0 million and $70.3 million, respectively. Our investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible by investing cash in securities with different maturities to match projected cash needs and limit risk by diversifying our investments. We believe that our current cash position, will be sufficient to fund our operations as currently planned, capital expenditures and debt service until at least the second half of 2004.

During the years ended December 31, 2002, 2001 and 2000, net cash used in operating activities was approximately $26.6 million, $22.8 million and $18.0 million, respectively. This cash was used to fund our net losses for the periods, adjusted for non-cash expenses and changes in operating assets and liabilities.

Net cash used in investing activities for the years ended December 31, 2002, 2001 and 2000 was $5.5 million, $2.1 million and $2.0 million, respectively, primarily the result of net purchases of short-term investments in 2002 of approximately $4.4 million, and the acquisition of laboratory equipment, furniture, fixtures and office equipment. In addition, the Company used approximately $233,000 in cash in connection with the acquisition of Talaria in 2000.

Net cash proceeds from financing activities were $1.4 million, $25.0 million and $84.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. The net cash proceeds from financing activities for the year ended December 31, 2002 resulted from $2.1 million of additional borrowings on a special project loan and certain equipment term loans and $384,000 raised through the issuance of common stock to employees as part of our equity compensation plans. The proceeds were partially offset by $1.1 million of cash used to repay borrowings under certain equipment term loans. The net cash proceeds from financing activities for the year ended December 31, 2001 resulted primarily from $22.3 million raised in our July 2001 private placement of 3,183,335 shares of common stock and $3.5 million in additional borrowings on a special project loan and certain equipment term loans. The proceeds were partially offset by $956,000 of cash used to repay borrowings under certain equipment term loans. The net cash proceeds from financing activities for the year ended December 31, 2000 resulted primarily from $56.2 million raised in the initial public offering of common stock, $26.9 million raised in preferred stock financings prior to the initial public offering, $1.5 million in additional borrowings on a special project loan and certain equipment term loans, and $123,000 raised from the issuance of common stock to employees as part of our equity compensation plans. The proceeds in 2000 were partially offset by $518,000 of cash used to repay borrowings under certain equipment term loans.

We continue to evaluate opportunities to issue additional equity, obtain credit from lenders, enter into strategic relationships, or to otherwise strengthen our financial position. The issuance of additional equity, whether publicly or privately, could result in dilution to our current stockholders. From time to time, we may consider the acquisition of or investment in complementary businesses, products or technologies that might affect our liquidity requirements or position or cause us to issue additional securities. There can be no assurance that financing will be available to us in amounts or on terms acceptable to us, if at all.

In 2003, we plan to enter into a corporate collaboration with respect to one or more of our product candidates. We are seeking to collaborate with one or more established pharmaceutical companies that can provide substantial and complementary drug development, regulatory, manufacturing, promotional and financial skills and resources. The goals of any such collaboration will be to retain a portion of the development and marketing rights with respect to the product candidates while broadening the commercial potential for each product candidate.

We believe that, for our biopharmaceuticals, the preferred collaboration will include co-development and co-promotion rights in North America. Internationally, we will seek a collaboration with a partner who would develop, market, sell and distribute our product candidates outside of North America. We have also recently initiated discussions with potential partners for our oral small molecule program. In that case, we are pursuing a research and development collaboration.

As of December 31, 2002, we had the following credit facilities and outstanding borrowings:

- A $2.0 million credit facility with a U.S. bank that may be used to finance purchases of equipment that is pledged as collateral: Borrowings under this facility bear interest at the bank's prime rate (4.25% at December 31, 2002). Borrowings outstanding under this facility as of December 31, 2002 amounted to approximately $1.1 million and must be repaid by May 2006. No additional borrowings are allowed. In connection with the agreement, the Company has to maintain a minimum tangible net worth of $9.0 million and invest a minimum of $10.0 million with the U.S. bank. The Company's investment with the U.S. bank was below the required threshold at December 31, 2002. However, the Company obtained a waiver from the U.S. bank and has corrected the non-compliance.

- An additional credit facility with a U.S. lending institution to finance purchases of equipment that is pledged as collateral: This facility allowed for borrowings of up to $2.5 million. Approximately $1.2 million was outstanding under this facility at a weighted average interest rate of 12% as of December 31, 2002. Outstanding amounts under this facility must be repaid by November 2004 and no additional borrowings are allowed.

- A credit facility with a Swedish entity totaling a principal amount of 50 million Swedish Kronor ($5.8 million as of December 31, 2002): The proceeds from this facility may only be used to fund the development of our ETC-216 ("AIM") product candidate. If results achieved by the AIM project are not capable of being used commercially, our obligation to repay the loan plus a portion of accrued interest may be forgiven. Borrowings under the loan facility bear interest at 17.0% of which 9.5% is payable quarterly. The remaining 7.5% of interest together with principal is payable in five equal annual installments starting in December 2004. The outstanding borrowings, including accrued interest of 7.5 million Swedish kronor ($859,000), amounted to 52.5 million Swedish Kronor ($6.1 million) as of December 31, 2002. We are in discussions with the Swedish entity regarding the principal amount of 5 million Swedish Kronor remaining under the facility, disbursement of which is related to completion of the final milestone under the facility. The milestone may be achieved in the future; however, the funds may be unavailable to us due to the ramp down of our operations in Sweden during 2002. A condition under the credit facility is that the project be principally carried out in Sweden.

- An agreement with a Michigan non-profit corporation whereby we can borrow up to $447,000 for equipment purchases, pledged as collateral, at an interest rate of 4%: As of December 31, 2002, outstanding borrowings under this arrangement totaled $447,000 and must be repaid by November 2008. As required by the agreement, the Company will begin making principal payments in August 2004.

We anticipate that our capital expenditures for the next twelve months will be approximately $700,000. We expect that these expenditures will primarily relate to lab and computer equipment.

Our fixed material external commitments based on contractual obligations are as follows (in thousands):

	Total	2003	2004	2005	2006	2007	2008 and Beyond
Current and long term debt (1)	$ 8,792	$ 1,061	$ 2,161	$ 1,513	$ 1,275	$ 1,520	$ 1,262
Operating lease commitments (2)	758	723	35	—	—	—	—
Capital expenditure (2) (3)	400	400	—	—	—	—	—
	$ 9,950	$ 2,184	$ 2,196	$ 1,513	$ 1,275	$ 1,520	$ 1,262

(1) We have various credit facilities and outstanding borrowings as described above.

(2) We lease our corporate and research and development facilities under operating leases expiring at various times through June 2004. Under certain arrangements, including our headquarters facility arrangement, we may extend these leases for one or more additional periods.

(3) We entered into an agreement with a scientific instrument manufacturer to purchase a specialized piece of equipment for $1,000,000, $600,000 of which has been paid. We are obligated to pay the remaining $400,000 upon approval by us of the instrument meeting the original specifications.

We also have material external commitments that total approximately $35.2 million that may change as certain factors change. We enter into various agreements with third parties related to the research and development activities of our existing product candidates as well as discovery efforts on potential new product candidates. These agreements include costs related to manufacturing, clinical trials and toxicology or pharmacology studies performed by third parties. We estimate that the remaining amount to be incurred under these agreements total approximately $5.0 million as of December 31, 2002. The amount and timing of these commitments may change, as they are largely dependent on the enrollment and timing of the clinical trials. We also have entered into license and other agreements with certain third parties, which require us to make payments upon any achievement of the milestones set forth in the agreements. The remaining payments that we could be obligated to make under those agreements could over time amount to up to $30.2 million. Some of these payments may be fulfilled through the issuance of common stock, at our option. If we sell products using technology licensed or owned under the agreements, we would be obligated to make royalty payments to the third parties pursuant to formulas in the agreements. There can be no assurance that we will meet any or all of the milestones in, or sell any products requiring royalty payments under, our license agreements.

We expect that our operating expenses and capital expenditures will increase in future periods. We intend to hire additional research and development, clinical and administrative staff. Our capital expenditure requirements will depend on numerous factors, including the progress of our research and development programs, the time required to file and process regulatory approval applications, the development of commercial manufacturing capability, the ability to obtain additional licensing arrangements, and the demand for our product candidates, if and when approved by the FDA or other regulatory authorities.

INCOME TAXES

As of December 31, 2002 and 2001, we had operating loss carryforwards of approximately $63.9 million and $41.1 million, respectively. These net operating loss carryforwards expire beginning in 2013. Additionally, utilization of net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code. These and other deferred income tax assets are fully reserved by a valuation allowance due to historical losses.

EMPLOYEES

As of December 31, 2002, we had 65 full-time employees. Of these employees, 41 were engaged in research, preclinical and clinical development, regulatory affairs and/or manufacturing activities and 24 were engaged in general and administrative activities.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of the Company's financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of any contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Management regularly reviews its estimates and assumptions, which are based on historical experience and on various other factors and judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions.

Management believes that the following critical accounting policy is affected by significant judgments and estimates used in the preparation of its consolidated financial statements:

We record estimated expenses under the contracts with third parties on a percentage of completion basis. These contracts cover ongoing clinical trials, manufacturing and supply agreements, and third party toxicology or pharmacology studies. These contracts generally have terms ranging from a couple of months to approximately two years. The expenses are recorded as the work under the contract is completed and we may record an accrued liability or prepaid expense on our Consolidated Balance Sheet, depending on the payment terms under each contract. As of December 31, 2002, we had total potential obligations of approximately $10.2 million under contracts accounted for on the percentage of completion basis. Management estimates that approximately $5.2 million of the contract obligations had been incurred through December 31, 2002 and approximately $1.0 million is included in accrued liabilities in the accompanying balance sheet, for expenses under contracts on the percentage of completion basis.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS 148 also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about the effects of SFAS 148 in interim financial information. This statement is effective for fiscal years ending after December 15, 2002. We intend to continue to use the intrinsic value method to account for stock based employee compensation.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Restructuring Costs," ("SFAS 146") which applies to costs associated with an exit activity, including restructuring, or with a disposal of long-lived assets. SFAS 146 requires that a liability be recorded for costs associated with exit or disposal activity when the liability is incurred and can be measured at fair value, rather than at the date of commitment to an exit activity. SFAS 146 also requires disclosures about exit and disposal activities, the related costs, and changes in those costs in the notes to the financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, although earlier adoption is encouraged. We do not expect the adoption of SFAS 146 to have a material effect on our financial statements.

In November 2002, the FASB released FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: an interpretation of FASB Statements No, 5, 57 and 107 and recission of FASB Interpretation No. 34." FIN 45 establishes new disclosure and liability-recognition requirements for direct and indirect debt guarantees with specified characteristics. The initial measurement and recognition requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. However, the disclosure requirements are effective for interim and annual financial-statement periods ending after December 15, 2002. We have adopted the disclosure provisions and we do not expect the full adoption of FIN 45 to have a material impact on our results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income that we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense that we must pay with respect to our various outstanding debt instruments. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes. We ensure the safety and preservation of our invested funds by limiting default risks, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities and limiting our exposure to any one security. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at December 31, 2002. Declines in interest rates reduce our interest income as described on page 17 in Management's Discussion and Analysis, under the subcaption "Year Ended December 31, 2002, Other Income (Expense)", while increases in interest rates increase our interest expense.

The functional currency for our foreign operation is the Swedish Kronor. As such, changes in exchange rates between the Swedish Kronor and the U.S. Dollar could adversely affect our future net income (loss). Given the level of activity we currently have with our foreign operations, we consider this exposure to be minimal. A 10% change in exchange rates would not have a significant impact on our future net income (loss). Additionally, at December 31, 2002, we had approximately $6.0 million in inter-company advances denominated in Swedish Kronor for which changes in the exchange rate will result in foreign currency transaction gains or losses that are charged to Other income (expense) in the accompanying Statements of Operations.

To the Board of Directors and Shareholders of Esperion Therapeutics, Inc.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Esperion Therapeutics, Inc. and its subsidiaries (a development stage enterprise) at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the cumulative totals of the company for the period from May 18, 1998 (date of inception) to December 31, 2001, which totals reflect a deficit of $65,320,000 accumulated during the development stage. Those cumulative totals were audited by other independent accountants who have ceased operations and whose report dated January 18, 2002, expressed an unqualified opinion on the cumulative amounts. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Esperion Therapeutics, Inc. as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, prior to the revisions described in Note 2 to the financial statements, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

Effective in 2002, and as discussed in Note 2, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the consolidated financial statements of Esperion Therapeutics, Inc. and subsidiaries as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of January 1, 2002. We audited the transitional disclosures described in Note 2. In our opinion, the transitional disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.



PricewaterhouseCoopers LLP
Detroit, Michigan
January 21, 2003

THE FOLLOWING IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP ("ANDERSEN"). THIS REPORT HAS NOT BEEN REISSUED BY ANDERSEN AND ANDERSEN DID NOT CONSENT TO THE INCORPORATION BY REFERENCE OF THIS REPORT (AS INCLUDED IN THIS FORM 10-K) INTO ANY OF THE COMPANY'S REGISTRATION STATEMENTS.

AS DISCUSSED IN THE GOODWILL AND OTHER INTANGIBLES NOTE, THE COMPANY HAS REVISED ITS FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 TO INCLUDE THE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS." THE ANDERSEN REPORT DOES NOT EXTEND TO THESE CHANGES. THE REVISIONS TO THE 2001 AND 2000 FINANCIAL STATEMENTS RELATED TO THESE TRANSITIONAL DISCLOSURES WERE REPORTED ON BY PRICEWATERHOUSECOOPERS LLP, AS STATED IN THEIR REPORT APPEARING HEREIN.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Esperion Therapeutics, Inc.:

We have audited the accompanying consolidated balance sheets of Esperion Therapeutics, Inc. (a Delaware corporation in the development stage) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001, and the period from inception to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Esperion Therapeutics, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, and the period from inception to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Ann Arbor, Michigan,
January 18, 2002.

CONSOLIDATED BALANCE SHEETS

(A Company in the Development Stage)

IN THOUSANDS, EXCEPT SHARE DATA

December 31,	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 40,499	$ 70,286
Short-term investments	$ 4,354	—
Prepaid expenses and other	410	1,000
Total current assets	45,263	71,286
Furniture and equipment, less accumulated depreciation of $3,690 and $2,415 at December 31, 2002 and 2001, respectively	3,001	3,313
Goodwill, less accumulated amortization of $1,089 at December 31, 2001	3,108	3,108
Deposits and other assets	35	633
	$ 51,407	$ 78,340
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 1,061	$ 863
Accounts payable	1,687	2,925
Accrued liabilities	2,185	2,572
Total current liabilities	4,933	6,360
Long-term debt, less current portion above	7,731	5,482
Commitments and Contingencies (Note 7)		
Stockholders' Equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized; including 500,000 shares authorized as Series A, Junior Participating Preferred stock, $0.01 par value; none issued or outstanding	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 29,368,808 and 29,191,526 shares issued and outstanding at December 31, 2002 and 2001, respectively	29	29
Additional paid-in capital	133,411	133,143
Notes receivable	(3)	(15)
Accumulated deficit during the development stage	(94,046)	(65,320)
Deferred stock compensation	(589)	(1,476)
Accumulated other comprehensive income (loss)	(59)	137
Total stockholders' equity	38,743	66,498
	$ 51,407	$ 78,340

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

(A Company in the Development Stage)

IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

	Year Ended December 31,			Inception to December 31,
	2002	2001	2000	2002
Operating expenses:				
Research and development	$ 21,991	$ 21,454	$ 22,596	$ 76,448
General and administrative	5,955	5,023	3,156	17,116
Goodwill amortization	—	839	250	1,089
Purchased in-process research and development	—	—	4,000	4,000
Total operating expenses	27,946	27,316	30,002	98,653
Loss from operations	(27,946)	(27,316)	(30,002)	(98,653)
Other income (expense):				
Interest income	1,070	2,824	2,633	7,197
Interest expense	(1,119)	(766)	(408)	(2,385)
Other, net	(731)	327	201	(205)
Total other income (expense)	(780)	2,385	2,426	4,607
Net loss before taxes	(28,726)	(24,931)	(27,576)	(94,046)
Provision for income taxes	—	—	—	—
Net loss	(28,726)	(24,931)	(27,576)	(94,046)
Beneficial conversion feature upon issuance of preferred stock	—	—	(22,870)	(22,870)
Net loss attributable to common stockholders	$ (28,726)	$ (24,931)	$ (50,446)	$(116,916)
Basic and diluted net loss per share	$ (0.98)	$ (0.91)	$ (4.50)	
Weighted average shares used in computing basic and diluted net loss per share	29,260,930	27,309,502	11,222,319	
Pro forma basic and diluted net loss per share			$ (2.45)	
Weighted average shares used in computing pro forma basic and diluted net loss per share			20,603,313	

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(A Company in the Development Stage)

IN THOUSANDS, EXCEPT SHARE DATA

	Date of Transaction	Convertible Preferred Stock	Common Stock
BALANCE — INCEPTION (MAY 18, 1998)		$ —	$ —
Issuance of 1,329,399 shares of common stock for cash	July 6	—	2
Issuance of 10,500,000 shares of Series A and B preferred stock for cash	July 6- August 11	105	—
Issuance of 375,700 shares of common stock for notes	September 1- December 11	—	—
Net loss		—	—
Foreign currency translation adjustment		—	—
Comprehensive loss			
BALANCE — DECEMBER 31, 1998		$ 105	$ 2
Issuance of 231,200 shares of common stock for notes	June 4 – July 1	—	—
Decrease in notes receivables		—	—
Deferred stock compensation related to stock options		—	—
Amortization of deferred stock compensation		—	—
Net loss		—	—
Foreign currency translation adjustment		—	—
Comprehensive loss			
BALANCE — DECEMBER 31, 1999		105	2
Issuance of 310,217 shares of common stock, net, upon exercise of stock options and under stock purchase plan	March 1- December 31	—	—
Issuance of 10,252,879 shares of Series C preferred stock for cash and services	January 7	102	—
Issuance of 1,136,363 shares of Series D preferred stock for cash	February 22	11	—
Conversion of preferred stock	August 9	(218)	16
Issuance of 6,000,000 shares of common stock for initial public offering net of $1.6 million in offering expenses	August 10	—	6
Issuance of 900,000 shares of common stock for underwriters' over-allotment	September 5	—	1
Issuance of 813,008 shares of common stock for acquisition of Talaria Therapeutics, Inc	September 21	—	1
Deferred stock compensation related to stock options		—	—
Amortization of deferred stock compensation		—	—
Decrease in notes receivable		—	
Net loss		—	—
Foreign currency translation adjustment		—	—
Comprehensive loss			
BALANCE — DECEMBER 31, 2000		—	26
Issuance of 185,216 shares of common stock, net, upon exercise of options and under stock purchase plan	January 5- December 31	—	—
Issuance of 58,626 shares of common stock for milestone payment to Talaria Therapeutics, Inc	January 8	—	—
Issuance of 3,183,335 shares of common stock for private placement, net of $1.5 million in offering expenses	July 27	—	3
Forgiveness of notes receivable		—	—
Retirement of 10,127 shares of common stock related to indemnification agreement with Talaria Therapeutics, Inc.	November 15	—	—
Deferred stock compensation adjustment	December 1	—	—
Amortization of deferred stock compensation		—	—
Decrease in notes receivable		—	—
Net loss		—	—
Foreign currency translation adjustment		—	—
Comprehensive loss			
BALANCE — DECEMBER 31, 2001		—	29
Issuance of 177,282 shares of common stock, net, upon exercise of options and under stock purchase plan	January 28- December 31	—	—
Expense related to 8,000 stock options granted to non-employees	August 21	—	—
Deferred stock compensation adjustment		—	—
Amortization of deferred stock compensation		—	—
Decrease in notes receivable		—	—
Net loss		—	—
Foreign currency translation adjustment		—	—
Unrealized gain on investments		—	—
Comprehensive loss			
BALANCE — DECEMBER 31, 2002		$ —	$ 29

The accompanying notes are an integral part of these consolidated statements.

Additional Paid-In Capital	Notes Receivable	Accumulated Deficit During the Development Stage	Deferred Stock Compensation	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity	Comprehensive Loss
$ —	$ —	$ —	$ —	$ —	$ —	
—	—	—	—	—	2	
15,224	—	—	—	—	15,329	
78	(78)	—	—	—	—	
—	—	(2,143)	—	—	(2,143)	$ (2,143)
—	—	—	—	(1)	(1)	(1)
						$ (2,144)
$ 15,302	$ (78)	$ (2,143)	$ —	$ (1)	$ 13,187	
48	(48)	—	—	—	—	
—	20	—	—	—	20	
1,117	—	—	(1,117)	—	—	
—	—	—	279	—	279	
—	—	(10,670)	—	—	(10,670)	$ (10,670)
—	—	—	—	(1)	(1)	(1)
						$ (10,671)
16,467	(106)	(12,813)	(838)	(2)	2,815	
123	—	—	—	—	123	
22,457	—	—	—	—	22,559	
4,989	—	—	—	—	5,000	
202	—	—	—	—	—	
48,614	—	—	—	—	48,620	
7,532	—	—	—	—	7,533	
7,316	—	—	—	—	7,317	
2,950	—	—	(2,950)		—	
—	—	—	1,014	—	1,014	
—	39	—	—	—	39	
—	—	(27,576)	—	—	(27,576)	$ (27,576)
—	—	—	—	247	247	247
						$ (27,329)
110,650	(67)	(40,389)	(2,774)	245	67,691	
198	—	—	—	—	198	
447	—	—	—	—	447	
22,339	—	—	—	—	22,342	
—	38	—	—	—	38	
(91)	—	—	—	—	(91)	
(400)	—	—	400	—	—	
—	—	—	898	—	898	
—	14	—	—	—	14	
—	—	(24,931)	—	—	(24,931)	$ (24,931)
—	—	—	—	(108)	(108)	(108)
						$ (25,039)
133,143	(15)	(65,320)	(1,476)	137	66,498	
383	—	—	—	—	383	
21	—	—	—	—	21	
(136)	—	—	136	—	—	
—	—	—	751	—	751	
—	12	—	—	—	12	
—	—	(28,726)	—	—	(28,726)	$ (28,726)
—	—	—	—	(200)	(200)	(200)
—	—	—	—	4	4	4
						$ (28,922)
$ 133,411	$ (3)	$ (94,046)	$ (589)	$ (59)	$ 38,743	

CONSOLIDATED STATEMENTS OF CASH FLOWS
(A Company in the Development Stage)

IN THOUSANDS

	Year Ended December 31,			Inception to December 31,
	2002	2001	2000	2002
Cash Flows from Operating Activities:				
Net loss	$(28,726)	$(24,931)	$(27,576)	$(94,046)
Adjustments to reconcile net loss to net cash used in operating activities —				
Purchased in-process research and development	—	—	4,000	4,000
Depreciation and amortization	1,291	2,014	1,036	4,813
Stock-based compensation expense	771	898	1,427	3,650
Decrease in notes receivable	12	52	39	123
Loss on sale of furniture and equipment	169	22	—	191
Non-cash interest included in long-term debt	384	243	145	787
Increase (decrease) in cash resulting from changes in —				
Prepaid expenses and other	596	(440)	(1,256)	(1,238)
Other assets	599	6	(85)	520
Accounts payable	(1,242)	(816)	2,619	1,956
Accrued liabilities	(418)	185	1,697	2,182
Net cash used in operating activities	(26,564)	(22,767)	(17,954)	(77,062)
Cash Flows from Investing Activities:				
Purchases of furniture and equipment	(1,155)	(2,023)	(1,341)	(6,946)
Deposit on equipment	—	(107)	(450)	(557)
Acquisition of Talaria Therapeutics, Inc	—	—	(233)	(233)
Proceeds from sale of furniture and equipment	30	2	—	32
Purchases of short-term investments	(37,215)	—	—	(37,215)
Maturities of short-term investments	32,861	—	—	32,861
Net cash used in investing activities	(5,479)	(2,128)	(2,024)	(12,058)
Cash Flows from Financing Activities:				
Proceeds from issuance of convertible preferred stock	—	—	26,871	42,200
Proceeds from issuance of common stock	384	22,449	56,276	79,111
Proceeds from long-term debt	2,132	3,523	1,489	10,171
Repayments of long-term debt	(1,075)	(956)	(518)	(2,797)
Net cash provided by financing activities	1,441	25,016	84,118	128,685
Effect of Exchange Rate Changes on Cash	815	(63)	184	934
Increase (Decrease) in Cash and Cash Equivalents	(29,787)	58	64,324	40,499
Cash and Cash Equivalents — Beginning of Period	70,286	70,228	5,904	—
Cash and Cash Equivalents — End of Period	$ 40,499	$ 70,286	$ 70,228	$ 40,499

The accompanying notes are an integral part of these consolidated statements.

(1) DESCRIPTION OF THE BUSINESS

Esperion Therapeutics, Inc. (formerly Metapharma, Inc.) was incorporated on May 18, 1998. Esperion Therapeutics, Inc. and its subsidiaries, Esperion AB and Esperion LUV Development, Inc. (collectively referred to as "the Company"), are devoting substantially all of their efforts towards conducting drug discovery and development, initiating and overseeing clinical trials, pursuing regulatory approval for products under development, recruiting personnel, raising capital, and building infrastructure. The Company's main focus is the research and development of pharmaceutical product candidates for cardiovascular disease.

In the course of such activities, the Company has sustained significant operating losses and expects such losses, which will likely increase as the Company expands its research and development activities, to continue for at least the next several years. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flows from operations. The Company's accumulated deficit during the development stage totaled approximately $94.0 million through December 31, 2002. The Company plans to finance its operations with a combination of stock issuances, license payments, and payments from strategic research and development arrangements and, if its product candidates are commercialized, with revenues from product sales. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its planned products.

(2) SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Translation The accompanying consolidated financial statements include the accounts of Esperion Therapeutics, Inc., Esperion AB ("Sweden") and Esperion LUV Development, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of Sweden are translated using exchange rates in effect at the end of the period for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustment is reflected as a separate component of stockholders' equity. Other foreign currency transaction gains/losses totaled approximately a loss of $703,000, a gain of $400,000, a gain of $201,000 and a loss of $102,000 for the years ended December 31, 2002, 2001, 2000, and for the period from inception to December 31, 2002, respectively, and are included in other income in the statements of operations.

Research and Development Research and development expenses include both external and internal costs related to the research and development activities of our existing product candidates as well as discovery efforts on potential new product candidates. External costs include costs related to manufacturing, clinical trials, toxicology and pharmacology studies performed by third parties, milestone payments under certain license and other agreements, and other related expenses. Internal costs include all payroll and related costs attributable to research and development activities, as well as an allocation of overhead expenses incurred by the Company.

The Company records estimated research and development expenses under contracts with third parties on a percentage of completion basis. These contracts cover ongoing clinical trials, manufacturing and supply agreements and third-party toxicology or pharmacology studies. The expenses are recorded as the work under the contract is completed and the Company may record an accrued liability or prepaid expense on the accompanying balance sheets, depending on the payment terms under each contract.

Licensed Technology and Patents Costs incurred in obtaining the license rights to certain technology and patents in the development stage are expensed as incurred due to the uncertainty regarding potential alternative future uses and the uncertainty regarding future operating cash flows expected to be derived from the licensed technology and patents.

Cash and Cash Equivalents The Company considers all financial instruments purchased with initial maturities of three months or less to be cash equivalents.

Short-term Investments The Company considers all financial instruments purchased with initial maturities of greater than three months and less than one year to be short-term investments. Investments under this classification are recorded at fair market value and unrealized gains and losses are recorded as a separate component of stockholders' equity. Short-term investments at December 31, 2002 consist of government agency notes and municipal bonds with a weighted average maturity of approximately ten months. Investments are maintained with high quality institutions, and management regularly monitors the composition and maturities of investments. Generally, these securities are traded in a highly liquid market, may be redeemed upon demand and bear minimal risk. By policy, the Company limits the amount of credit exposure to any one financial institution or commercial issuer. The Company has not experienced any material losses on its investments.

Furniture and Equipment Furniture and equipment is stated at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Office furniture and equipment is depreciated over a sevenyear period, laboratory equipment is depreciated over a five-year period and computer equipment is depreciated over a three-year period. The Company recorded depreciation expense of $1.3 million, $1.2 million and $786,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Furniture and equipment consist of the following (in thousands):

Year Ended December 31,	2002	2001
Laboratory equipment	$ 3,894	$ 2,957
Computer equipment	2,217	2,110
Office furniture and equipment	580	661
	6,691	5,728
Less accumulated depreciation	(3,690)	(2,415)
	$ 3,001	$ 3,313

Goodwill The Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective January 1, 2002. Under SFAS 142, goodwill and certain indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. In connection with the adoption of SFAS 142, the Company has completed the transitional goodwill impairment test, which requires the Company to compare its fair value to the carrying value of its net assets. Based on this analysis, the Company has concluded that no impairment existed at the time of adoption, and, accordingly, the Company has not recognized any transitional impairment loss.

Goodwill reflects the excess of the purchase price over net assets in the Company's September 2000 acquisition of Talaria Therapeutics, Inc. ("Talaria") and the milestone payments made to date under the related merger agreement. The gross carrying amount of goodwill is approximately $3.1 million as of December 31, 2002 and $4.2 million, with accumulated amortization of approximately $1.1 million, as of December 31, 2001. The assets acquired from Talaria relate to one of the Company's ongoing development projects, ETC-588. This product candidate is currently in Phase II clinical development for the treatment of cardiovascular disease.

As required by SFAS 142, the results of operations for periods prior to its adoption have not been restated. Had SFAS 142 been adopted prior to January 1, 2002, the pro forma loss for the periods ended December 31, 2001 and December 31, 2000 and for the period from inception to December 31, 2001 would have been as follows (in thousands, except per share data):

	Year Ended Dec. 31,		Inception to Dec. 31,
	2001		2001
Net loss:			
Net loss	($24,931)	($27,576)	($65,320)
Beneficial conversion feature upon issuance of preferred stock	—	(22,870)	(22,870)
Net loss attributable to common stockholders	(24,931)	(50,446)	(88,190)
Goodwill amortization	839	250	1,089
Adjusted net loss attributable to common stockholders	($24,092)	($50,196)	($87,101)
Basic and diluted net loss per share:			
Reported basic and diluted net loss per share	($0.91)	($4.50)	
Goodwill amortization	0.03	0.03	
Adjusted basic and diluted net loss per share	($0.88)	($4.47)	
Pro forma basic and diluted net loss per share:			
Pro forma basic and diluted net loss per share		($2.45)	
Goodwill amortization		0.02	
Adjusted pro forma and diluted net loss per share		($2.43)	

Impairment of Long-Lived Assets SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("SFAS 144"), supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the previous cash flow test for impairment and broadens the presentation of discontinued operations. SFAS 144 was effective for the Company's fiscal year beginning January 1, 2002 and did not have a material impact upon effectiveness. The Company's long-lived assets consist primarily of computer and lab equipment that are depreciated over short useful lives to prevent impairment issues.

Accrued Liabilities Accrued liabilities consist of the following (in thousands):

Year Ended December 31,	2002	2001
Accrued external costs	$ 1,257	$ 1,511
Accrued compensation	560	649
Accrued professional fees	198	226
Accrued other	170	186
	$ 2,185	$ 2,572

Accrued external costs relate primarily to work that is outsourced to third parties related to research and/or development of the Company's product candidates. These contracts are accounted for under the percentage of completion basis, resulting in accrued liabilities for work completed, but not yet billed to the Company as of the balance sheet date.

Stock-Based Compensation The Company accounts for stock-based compensation to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock as of the date of the grant over the amount the employee must pay to acquire the stock.

SFAS 148 amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS 148 also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about the effects of SFAS 148 in interim financial information. This statement is effective for fiscal years ending after December 15, 2002.

Using the intrinsic value method under APB 25, no compensation expense has been recognized in the accompanying consolidated statements of operations for options granted to employees at fair value. Had compensation expense been determined based on the fair value at the date of grant consistent with SFAS 123, the reported net loss would have increased to the following pro forma amounts, which may not be representative of that to be expected in future years (in thousands, except per share data):

December 31,	2002	2001	2000
Net loss:			
As Reported	$ (28,726)	$ (24,931)	$ (50,446)
Pro Forma	$ (31,502)	$ (27,010)	$ (51,267)
Basic and diluted loss per share:			
As Reported	$ (0.98)	$ (0.91)	$ (4.50)
Pro Forma	$ (1.08)	$ (0.99)	$ (4.57)

The fair value of options was estimated at the date of grant using the Black Scholes Single Option valuation method under SFAS 123 with the following assumptions as of December 31, 2002, 2001 and 2000, respectively: weighted average risk free interest rate of 2.82%, 4.27% and 4.98%; dividend yield of 0%; volatility of 51.71%, 110.67% and 130.22%; and expected life of options of five years. The weighted-average fair values of options granted during 2002, 2001 and 2000 were $2.75, $5.60 and $5.08 per share, respectively. Option valuation models require the input of highly subjective assumptions. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Supplemental Disclosures of Cash Flow Information The Company paid cash for interest of approximately $701,000, $526,000, $282,000, and $1,575,000 in 2002, 2001, 2000 and the period from inception to December 31, 2002, respectively.

Basic, Diluted and Pro Forma Net Loss per Share Basic and diluted net loss per share amounts have been calculated using the weighted average number of shares of common stock outstanding during the respective periods. Pro forma basic and diluted net loss per share amounts include the shares used in computing basic and diluted net loss per share and the assumed conversion of all outstanding shares of preferred stock from the original date of issuance.

The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except share and per share data):

December 31,	2000
Net loss attributable to common stockholders	$ (50,446)
Weighted average shares used in computing basic and diluted net loss per share	11,222,319
Pro forma adjustment to reflect assumed conversion of Series A and Series B convertible preferred stock	4,614,965
Pro forma adjustment to reflect assumed conversion of Series C and Series D convertible preferred stock	4,766,029
Weighted average shares used in computing pro forma basic and diluted net loss per share	20,603,313
Pro forma basic and diluted net loss per share	$ (2.45)

In 2002, 2001 and 2000, 318,808, 502,516 and 898,736 options, respectively, for the purchase of common stock were not included in the calculation of diluted loss per share as doing so would have been anti-dilutive. The Company has entered into certain agreements that can be settled by issuing shares of the Company's common stock. The effect of these settlements has not been included in the calculation of diluted loss per share as doing so would have been anti-dilutive.

Comprehensive Loss Comprehensive loss is the total of net loss and all other non-owner changes in equity. The difference between net loss, as reported in the accompanying consolidated statements of operations, and comprehensive loss is the foreign currency translation adjustment and an unrealized gain on short-term investments for the period ended December 31, 2002, and the foreign currency translation adjustment for the period ended December 31, 2001 and 2000.

New Accounting Pronouncements SFAS 146 "Accounting for Restructuring Costs," ("SFAS 146"), applies to costs associated with an exit activity, including a restructuring, or with a disposal of long-lived assets. SFAS 146 requires that a liability be recorded for costs associated with exit or disposal activity when the liability is incurred and can be measured at fair value, rather than at the date of commitment to an exit activity. SFAS 146 also requires disclosures about exit and disposal activities, the related costs, and changes in those costs in the notes to the financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, and is not expected to have a material impact to the Company's financial statements upon effectiveness.

In November 2002, the FASB released FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: an interpretation of FASB Statements No, 5, 57 and 107 and rescission of FASB Interpretation No. 34." FIN 45 establishes new disclosure and liability-recognition requirements for direct and indirect debt guarantees with specified characteristics. The initial measurement and recognition requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. However, the disclosure requirements are effective for interim and annual financial-statement periods ending after December 15, 2002. The Company has adopted the disclosure provisions and the full adoption of FIN 45 is not expected to have a material impact on the Company's results of operations or financial position.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

(3) STOCKHOLDERS' EQUITY

On March 24, 2000, the stockholders of the Company approved an amendment and restatement to the Company's certificate of incorporation that, as of August 9, 2000, effected (i) an increase in the number of authorized shares of common stock to 50,000,000, and (ii) a reduction in the number of authorized shares of preferred stock from 15,000,000 to 5,000,000. All references in the consolidated financial statements and accompanying notes have also been adjusted to reflect the amendment and restatement of the certificate of incorporation.

Reverse Stock Split The Company effected a 0.7225-for-1 reverse stock split of all outstanding shares of common stock and stock options as of March 24, 2000. All references to the number of shares and per share amounts have been retroactively restated to reflect this reverse stock split.

Common Stock Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of shares of common stock, and do not have any cumulative voting rights. In the event of a liquidation, dissolution or winding-up of the Company, the holders of shares of common stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after payment of debts and liabilities of the Company, subject to the prior liquidation rights of any outstanding shares of preferred stock.

In July 2001, the Company completed a private placement of its stock, which resulted in the issuance of 3,183,335 shares of common stock at $7.50 per share. The net proceeds from the private placement were approximately $22.3 million. In August 2001, the Company filed a Registration Statement under the Securities Act of 1933, as amended, to register the resale of these shares by the purchasers of such shares. The Registration Statement was declared effective by the Securities and Exchange Commission on September 4, 2001.

In August 2000, the Company completed the initial public offering of its common stock, which resulted in the issuance of 6,000,000 shares of common stock at $9.00 per share. In connection with the offering, all of the outstanding shares of preferred stock were converted to common stock. In September 2000, an additional 900,000 shares of common stock were sold by the Company at $9.00 per share to cover the underwriters' over-allotment. As a result of those sales, the Company received net proceeds of approximately $56.3 million.

Preferred Stock The Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Under each issuance of a series of preferred stock, the Board of Directors is permitted to fix the designations, preferences, powers and relative rights and restrictions thereof, including without limitation, the dividend rate, conversion rights, voting rights, redemption price and liquidation preference.

Series A Junior Participating Preferred Stock On April 18, 2002, the Company's Board of Directors approved a stockholder rights plan as set forth in the Rights Agreement dated April 18, 2002 between the Company and StockTrans, Inc., as rights agent (the "Rights Agreement"). In connection with the approval of the Rights Agreement, the Board of Directors declared a distribution of one Right for each outstanding share of the Company's common stock, par value $.001 per share, to stockholders of record at the close of business on April 18, 2002. Each Right, if and when exercisable, will entitle the holder to purchase from the Company one one-hundredth (1/100) of a share of the Series A Junior Participating Preferred Shares, par value $.01 per share, or a combination of securities and assets of equivalent value, at a per unit, adjustable Purchase Price of $50.00. The rights will not be exercisable until the earlier of (i) ten business days following the first public announcement that a person or group of persons together with all affiliates and associates has acquired beneficial ownership of 15% or more of the then-outstanding Common Stock, or (ii) ten business days following the commencement of a tender offer or exchange offer, that if consummated, would result in a person or group of persons together with all affiliates and associates beneficially owning 15% or more of the then-outstanding Common Stock. The Rights will expire at the close of business on April 18, 2012, unless earlier redeemed or terminated by the Company.

On November 26, 2002, the Board of Directors approved an amendment ("Amendment No. 1") to the Rights Agreement. Amendment No. 1 revises the definition of "Acquiring Person" to exclude the Sacane Group (as defined in Amendment No. 1) unless and until the earlier of such time as the Sacane Group, together with all affiliates and associates, directly or indirectly, becomes the beneficial owner of 25% or more of the shares of Common Stock then outstanding or ceases to hold any of the Common Stock of which it is the beneficial owner without any intention of changing or influencing control of the Company.

Series C and Series D Preferred Stock In January and February 2000, the Company issued shares of Series C and Series D preferred stock. Total cash proceeds to the Company were approximately $21.9 million and $5.0 million relating to the issuance of 10,252,879 shares of Series C and 1,136,363 shares of Series D, respectively. As a part of the Series C offering, the Company issued 127,414 shares to the chief executive officer and another member of the Board of Directors for services rendered to the Company during 1999. The Company recorded the related expense of $275,215 as an increase to compensation expense during 1999.

In accordance with EITF 98-5, the Company recorded approximately $22.9 million relating to the beneficial conversion feature of the Series C and Series D preferred stock in the first quarter of fiscal 2000 through equal and offsetting adjustments to additional paid-in capital with no net impact on stockholders' equity, as the preferred stock was convertible immediately on the date of issuance. The beneficial conversion feature was considered in the determination of the Company's loss per common share amounts. The Company also recorded an additional $412,819 relating to the Series C shares issued to the chief executive officer and the Board member in the first quarter of fiscal 2000. This non-cash charge was reflected through entries to compensation expense and additional paid-in-capital.

Conversion of Preferred Stock In connection with the initial public offering, each of the Company's outstanding shares of Series A, Series B, Series C and Series D preferred stock ("Series A," "Series B," "Series C" and "Series D," respectively, together "Preferred Stock") was automatically converted into approximately 0.7225 shares of common stock.

(4) ACQUISITION

On September 21, 2000, the Company acquired all of the outstanding shares of stock of Talaria Therapeutics, Inc. ("Talaria") in exchange for the issuance of 813,008 shares of the Company's restricted common stock to Talaria stockholders, valued at a price of $9.00 per share. Additionally, the merger agreement provides for the following additional consideration to Talaria stockholders: (i) payment by the Company of up to $6.3 million in cash and/or common stock based on the achievement of four development milestones; and (ii) payment by the Company of royalties in cash and/or common stock based on net annual sales of large unilamellar vesicles, or LUV, in North America. The milestones are due upon the enrollment of the first patient in certain clinical trials and upon each of the filing and approval of a new drug application in the United States. On January 8, 2001, the Company achieved the first of the milestones. This milestone payment was settled through the issuance of 58,626 shares of restricted common stock with an aggregate value of $447,000. This milestone payment was accounted for as an increase in the purchase price and added to goodwill during the first quarter of 2001. No milestones were achieved under this agreement during 2002. The royalty payments will be included in cost of sales in the period when the respective sales are recognized. The combined milestone payments and royalties are subject to a maximum aggregate ceiling of $20.0 million.

The acquisition was accounted for under the purchase method of accounting. In connection with this acquisition, the Company recorded a $4.0 million non-cash charge to operations in 2000 associated with the write-off of in-process research and development acquired in the transaction that had not reached technological feasibility. The allocation of the purchase price was based on an appraisal of the fair values on the closing date. The Company recorded approximately $3.75 million as goodwill, representing the excess of the purchase price over the fair value of the net assets acquired. This amount included $265,000 of acquisition-related costs. The operating results of Talaria have been included in the consolidated results of operations from the date of the merger.

The purchase price allocation based on the net assets of Talaria at the closing date is as follows (in thousands):

Net assets (liabilities)	$ (168)
In-process research and development	4,000
Goodwill	3,750
Total purchase price	$ 7,582

The unaudited pro forma operations for the year ended December 31, 2000, set forth below, report results as if the Company and Talaria had been combined as of the beginning of the year. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include the write-off of in-process research and development, any anticipated cost savings or other effects of the planned integration of the Company and Talaria, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect for the period presented below, or which may result in the future (in thousands, except share and per share data).

Pro forma Year ended December 31,		2000
Operating expenses	$	27,941
Net loss		(29,682)
Basic and diluted net loss per share	$	(2.51)
Shares used in computing basic and diluted net loss per share		11,809,492

(5) EQUITY COMPENSATION PLANS

2000 Equity Compensation Plan In 2000, the Company established the 2000 Equity Compensation Plan (as amended and restated, the "2000 Plan"). The 2000 Plan provides for grants of incentive stock options, nonqualified stock options, stock awards and performance units to the Company's employees, advisors, consultants and non-employee directors.

The 2000 Plan authorizes the issuance of up to 3,069,000 shares of common stock. No stock awards or performance units have been granted to date under the 2000 Plan. Grants may be made to any of the Company's employees, members of our board of directors, and consultants and advisors who perform services for us. The exercise price of stock options will be determined by the compensation committee of the board of directors, and may be equal to or greater than the fair market value of the Company's common stock on the date the option is granted.

Options generally become exercisable over a period of four years from the date of grant, and expire ten years after the grant date.

A summary of stock option activity under the 2000 Plan for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at Dec. 31, 1999	—	
Options granted	160,000	$11.53
Options cancelled	—	
Options exercised	—	
Outstanding at Dec. 31, 2000	160,000	$11.53
Options granted	609,125	$ 7.01
Options cancelled	(25,000)	$ 7.16
Options exercised	—	
Outstanding at Dec. 31, 2001	744,125	$ 7.98
Options granted	1,887,000	$ 5.77
Options cancelled	(541,181)	$ 7.16
Options exercised	(531)	$ 5.00
Outstanding at Dec. 31, 2002	2,089,413	$ 6.19

As of December 31, 2002, there were 979,056 shares of common stock available for issuance under the 2000 Plan.

During 2002, the Company issued 8,000 options to purchase common stock to consultants under the 2000 plan. The options were issued at fair value on the date of the grant. The Company recorded an expense of approximately $21,000 in the accompanying consolidated statements of operations that represents the fair value at the date of grant using the Black Scholes Single Options valuation method, with assumptions as described under Note 2 to Consolidated Financial Statements.

1998 Stock Option Plan In 1998, the Company established the 1998 Stock Option Plan (the "1998 Plan") to increase its ability to attract and retain key individuals. Options granted under the 1998 Plan may be either incentive stock options, which are granted at the fair market value of the common stock on the date of grant or higher (as determined under the plan), or nonqualified stock options, which may be granted at less than the fair market value of the common stock on the date of grant. Options are granted at the discretion of the Board of Directors. The maximum number of shares that may be granted under the 1998 Plan is 1,784,575. Options granted generally become exercisable over a period of four years from the date of grant. Outstanding options generally expire nine years after the date of grant.

A summary of stock option activity under the 1998 Plan for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at Dec. 31, 1999	867,630	$ 0.24
Options granted	904,291	$ 4.86
Options cancelled	(5,104)	$ 5.40
Options exercised	(333,966)	$ 0.22
Outstanding at Dec. 31, 2000	1,432,851	$ 3.14
Options granted	116,846	$ 9.05
Options cancelled	(146,915)	$ 2.54
Options exercised	(222,532)	$ 0.35
Outstanding at Dec. 31, 2001	1,180,250	$ 4.33
Options granted	36,500	$ 6.26
Options cancelled	(139,515)	$ 7.53
Options exercised	(161,244)	$ 1.90
Outstanding at Dec. 31, 2002	915,991	$ 4.34

As of December 31, 2002, there were 150,843 shares of common stock available for issuance under the 1998 Plan.

The options outstanding and exercisable at December 31, 2002 under both the 1998 and 2000 Plans are as follows:

Price Per Share	Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Remaining Life	Options Exercisable	Weighted Average Exercise Price
$ 0.14-$4.19	508,820	$ 2.05	6.1	357,265	$ 1.77
$ 4.33-$4.80	332,033	$ 4.61	7.1	177,646	$ 4.58
$ 5.00	545,500	$ 5.00	9.4	68,190	$ 5.00
$ 5.19-$6.18	194,833	$ 5.51	9.0	45,574	$ 5.58
$ 6.26	872,000	$ 6.26	9.0	163,512	$ 6.26
$ 6.27-$9.94	470,361	$ 8.17	7.9	185,453	$ 8.52
$11.50-$18.88	81,857	$ 15.20	6.7	45,189	$ 15.38
	3,005,404	$ 5.63	8.1	1,042,829	$ 5.12

Deferred Stock Compensation The Company recorded approximately $4.0 million of deferred stock compensation in 2000 and 1999 relating to stock options granted to employees at less than the board of director's estimate of fair value. These amounts are included as a reduction in stockholders' equity and are being amortized on a straight-line basis to expense over the related vesting periods. For the years ended December 31, 2002, 2001 and 2000, the Company recorded deferred stock compensation amortization of approximately $751,000, $898,000 and $1 million, respectively, which is included in operating expenses.

Employee Stock Purchase Plan The Company's Employee Stock Purchase Plan (the "Purchase Plan") was approved by the Company's Board of Directors in 2000. A total of 500,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan provides that the Company will sell shares to employees who elect to participate in the Purchase Plan at a price equal to 85% of the lesser of the fair market value of the common stock on the first trading day of an offering period or the last trading day of such offering period.

Under the Purchase Plan, the Company issued 15,507, 22,291 and 6,042 shares of common stock in 2002, 2001 and 2000, respectively, to various employees. These shares were issued with a weighted average price per share of $4.82, $5.96 and $9.14 as of December 31, 2002, 2001and 2000, respectively. At December 31, 2002, there were 456,160 shares of common stock remaining to be issued under the Purchase Plan.

(6) INCOME TAXES

As of December 31, 2002 and 2001, the Company had net operating loss carryforwards of approximately $63.9 million and $41.5 million, respectively. These net operating loss carryforwards begin to expire in 2013 through 2022. Additionally, utilization of net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code. These and other deferred income tax assets are fully reserved by a valuation allowance due to historical operating losses.

The Company's effective tax rate is 0%, resulting from losses incurred in the development stage. This effective rate differs from the statutory rate of 34% due to the Company providing a valuation allowance against deferred tax assets, which primarily consists of net operating loss carryforwards. The Company's income tax provision (benefit) consisted of the following:

	2002	2001	2000
Current	$ —	$ —	$ —
Deferred	(9,744)	(7,283)	(8,477)
Change in valuation allowance	9,744	7,283	8,477
	$ —	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

December 31,	2002	2001	2000
Start-up costs	$ 6,997	$ 5,081	$ 3,230
Net operating loss carryforward	21,732	13,964	8,555
Asset basis differences	133	73	50
Less — Valuation allowance	(28,862)	(19,118)	(11,835)
	$ —	$ —	$ —

(7) COMMITMENTS AND CONTINGENCIES

Lease Commitments The Company leases its office space under operating leases that expire at various dates through June 2004. Total rent expense under all leases was approximately $797,000, $540,000 and $505,000 in 2002, 2001 and 2000, respectively. Future minimum payments under noncancellable operating leases at December 31, 2002 are as follows (in thousands):

2003	$ 723
2004	35
	$ 758

Capital Expenditures The Company entered into an agreement with a scientific instrument manufacturer to purchase a specialized piece of equipment. The Company is obligated to pay a total of $1,000,000 for the equipment. As of December 31, 2002, the Company has paid $600,000 for the equipment. This portion is classified in Furniture and Equipment in the accompanying Balance Sheets. The additional $400,000 is due upon receipt and approval of an upgrade that is expected to occur during 2003. No liability or expense was recorded in 2002 related to this remaining $400,000 purchase commitment.

Committed Research and Development The Company enters into various agreements with third parties related to the research and development activities of its existing product candidates as well as discovery efforts on potential new product candidates. These agreements include costs related to manufacturing, clinical trials and toxicology or pharmacology studies performed by third parties. The estimated remaining amount to be incurred under these agreements totals approximately $5.0 million as of December 31, 2002. The amount and timing of these commitments may change, as they are largely dependent on the enrollment and timing of the clinical trials.

License Agreements In June 1998, the Company entered into a license agreement with a pharmaceutical company for one of the Company's product candidates (the "1998 Agreement"). The Company paid initial license fees of $750,000 under the 1998 Agreement and may be obligated to make additional payments up to $14.5 million in the aggregate upon reaching certain milestones.

In March 1999, the Company entered into a license agreement with a pharmaceutical company for one of the Company's product candidates (the "1999 Agreement"). During 2001, the Company paid $100,000 upon obtaining the first milestone under the 1999 Agreement and may be obligated to make additional payments of up to $6.2 million in the aggregate upon reaching certain other milestones.

In September 1999, the Company entered into a license agreement with a group of inventors for one of the Company's product candidates. The initial license fee of $50,000 was paid in 2000. The Company paid $50,000 upon reaching the first milestone in 2001 and may be obligated to make additional payments of up to $2.1 million in the aggregate upon reaching certain other milestones.

In February 2000, the Company entered into a license agreement with a European entity for one of the Company's product candidates. The Company made an initial license payment of $25,000.

In September 2000, the Company acquired all of the outstanding shares of stock of Talaria pursuant to a merger agreement and related documents. The Company made the first milestone payment under the merger agreement in 2001 and may be obligated to make additional payments of up to $5.5 million in the aggregate upon reaching certain other milestones as discussed in Note 4.

In September 2001, the Company entered into a license agreement with an educational institution for a discovery project. The Company paid an initial combined license and maintenance fee of $25,000 and is obligated to pay additional annual license maintenance fees of up to an aggregate of $905,000. The Company may also be obligated make payments of up to $995,000 in the aggregate upon reaching certain milestones.

All of the payments were charged to research and development expenses in the accompanying consolidated statements of operations.

In connection with the above agreements, the Company may be obligated to make milestone and license maintenance payments, as defined in the respective license and other agreements relating to the Company's proprietary rights, up to an aggregate remaining amount of $30.2 million. Some of these payments may be fulfilled through the issuance of the Company's common stock, at the Company's option. Upon reaching certain milestones, the payments are charged to research and development expenses in the accompanying consolidated statements of operations. There were no such milestones achieved or payments made during 2002. At the present time, the Company can give no assurances that any such milestones will be achieved. In addition to the milestone and license maintenance payments, the Company may be obligated to make royalty payments on future sales pursuant to formulas in the agreements.

Employee Benefit Plan The Company maintains a 401(k) plan covering substantially all of its employees in the United States. The Board of Directors has authorized an amendment to the 401(k) plan to allow, at the discretion of the Board of Directors, the Company to make matching and/or discretionary contributions on behalf of all participants who have elected to make deferrals to the 401(k) plan. During 2002, the Company recorded approximately $125,000 related to matching contributions. These contributions will be paid in 2003 in the form of shares of Common Stock.

(8) LONG-TERM DEBT

As of December 31, 2002, the Company has the following credit facilities and outstanding borrowings:

- A $2.0 million credit facility with a U.S. bank that may be used to finance purchases of equipment that is pledged as collateral: Borrowings under this facility bear interest at the bank's prime rate (4.25% at December 31, 2002). Borrowings outstanding under this facility as of December 31, 2002 amounted to approximately $1.1 million and must be repaid by May 2006. No additional borrowings are allowed. In connection with the agreement, the Company has to maintain a minimum tangible net worth of $9.0 million and invest a minimum of $10.0 million with the U.S. bank. The Company's investment with the U.S. bank was below the required threshold at December 31, 2002. However, the Company obtained a waiver from the U.S. bank and has corrected the non-compliance.

- An additional credit facility with a U.S. lending institution to finance purchases of equipment that is pledged as collateral: This facility allowed for borrowings of up to $2.5 million. Approximately $1.2 million was outstanding under this facility at a weighted average interest rate of 12% as of December 31, 2002. Outstanding amounts under this facility must be repaid by November 2004 and no additional borrowings are allowed.

- A credit facility with a Swedish entity totaling a principal amount of 50 million Swedish Kronor ($5.8 million as of December 31, 2002): The proceeds from this facility may only be used to fund the development of our ETC-216 (AIM) product candidate. If results achieved by the AIM project are not capable of being used commercially, the Company's obligation to repay the loan plus a portion of accrued interest may be forgiven. Borrowings under the loan facility bear interest at 17.0% of which 9.5% is payable quarterly. The remaining 7.5% of interest together with principal is payable in five equal annual installments starting in December 2004. The outstanding borrowings, including accrued interest of 7.5 million Swedish kronor ($859,000), amounted to 52.5 million Swedish Kronor ($6.1 million) as of December 31, 2002. The Company is in discussions with the Swedish entity regarding the principal amount of 5 million Swedish Kronor remaining under the facility, disbursement of which is related to completion of a final milestone under the facility. The milestone may be achieved in the future; however, the funds may be unavailable to the Company due to the ramp down of operations in Sweden during 2002. A condition under the credit facility is that the project be principally carried out in Sweden.

- An agreement with a Michigan non-profit corporation whereby the Company can borrow up to $447,000 for equipment purchases, pledged as collateral, at an interest rate of 4%: As of December 31, 2002, outstanding borrowings under this arrangement totaled $447,000 and must be repaid by November 2008. As required by the agreement, the Company will begin making principal payments in August 2004.

As of December 31, 2002, maturities of long-term debt are as follows (in thousands):

2003	$ 1,061
2004	2,161
2005	1,513
2006	1,275
2007	1,520
Thereafter	1,262
	8,792
Less — current portion	(1,061)
	$ 7,731

(9) RELATED PARTY TRANSACTIONS

Certain stockholders have provided consulting and other professional services to the Company. Total expense for these services was $177,000 in 2002, $367,000 in 2001 and $305,000 in 2000. At December 31, 2002 and 2001, amounts due to related parties totaled $20,000 and $80,000, respectively, and are classified as accounts payable or accrued liabilities in the accompanying consolidated balance sheets.

The Company had a consulting agreement with one former member, and continues to have a consulting agreement with one current member, of the Board of Directors. Total fees and expenses for these services were approximately $126,000, $128,000 and $119,000 for 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, amounts due under the agreements totaled $0 and $33,000, respectively, and are classified as accounts payable or accrued liabilities in the accompanying consolidated balance sheets.

The Company incurred expenses for fees to the Board of Directors for their services. Total fees and expenses for these services were approximately $46,000, $14,000 and $0 for 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, amounts due to board members for board services totaled approximately $16,000 and $12,000, respectively, and are classified as accounts payable or accrued liabilities in the accompanying consolidated balance sheets.

(10) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes selected unaudited quarterly financial information for 2002 and 2001. The Company believes that all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included in the selected quarterly information (in thousands, except per share data).

	Three Months Ended				Year Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Dec. 31, 2002
Operating expense	$ 7,350	$ 7,306	$ 7,093	$ 6,197	$ 27,946
Operating loss	(7,350)	(7,306)	(7,093)	(6,197)	(27,946)
Net loss	(7,303)	(7,824)	(6,980)	(6,619)	(28,726)
Basic and diluted net loss per common share	$ (0.25)	$ (0.27)	$ (0.24)	$ (0.23)	$ (0.98)

	Three Months Ended				Year Ended
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Dec. 31, 2001
Operating expense	$ 7,168	$ 6,990	$ 6,507	$ 6,651	$ 27,316
Operating loss	(7,168)	(6,990)	(6,507)	(6,651)	(27,316)
Net loss	(5,981)	(6,325)	(6,281)	(6,344)	(24,931)
Basic and diluted net loss per common share	$ (0.23)	$ (0.24)	$ (0.22)	$ (0.22)	$ (0.91)

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Markets

The Company's common stock trades on the Nasdaq National Market under the symbol "ESPR." The range of high and low sale prices for the Company's common stock on Nasdaq's automated quotation system for each of the quarters since the Company's initial public offering on August 10, 2000 are as follows:

Market Prices	High	Low
Year ended December 31, 2002:		
Fourth quarter	$ 7.20	$ 5.14
Third quarter	6.34	4.15
Second quarter	6.63	4.03
First quarter	7.43	4.50
Year ended December 31, 2001:		
Fourth quarter	$ 8.35	$ 6.00
Third quarter	9.78	5.26
Second quarter	11.50	3.90
First quarter	12.00	4.00
Year ended December 31, 2000:		
Fourth quarter	$ 21.13	$ 10.38
Third quarter (beginning August 10, 2000)	19.38	9.38

Holders

As of December 31, 2002, there were approximately 307 stockholders of record of our common stock. This may not be an accurate indication of the total number of beneficial owners of our common stock as of December 31, 2002, since many shares are held by nominees in street name for beneficial owners.

Dividend Information

The Company has never declared or paid cash dividends on its capital stock and anticipates that, for the foreseeable future, it will continue to retain any earnings for use in the operation of its business.

Recent Sales of Unregistered Securities

Not applicable.

STOCKHOLDER INFORMATION

Corporate Headquarters
Esperion Therapeutics, Inc.
3621 South State Street
695 KMS Place
Ann Arbor, MI 48108
Phone: (734) 332-0506
Fax: (734) 332-0516
www.esperion.com

Kalamazoo Laboratory
5110 McCracken Hall
Kalamazoo, MI 49008

Esperion AB
Fredsforsstigen 22-24
168 66 Bromma
Sweden

Independent Auditors
PricewaterhouseCoopers LLP
Detroit, Michigan

Legal Counsel
Morgan, Lewis & Bockius, LLP
Washington, D.C.

Registrar and Transfer Agent
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003

Common Stock
Listed on the Nasdaq National Market ® (ESPR)

Information Requests
We are pleased to honor requests for copies of our quarterly and annual reports. You may request a free copy by calling (734) 332-0506. For press releases, earnings releases and other publications, visit our web site at www.esperion.com.

For other information, please contact
Frank Thomas
Vice President, Finance and Investor Relations
(734) 222-1831

For Human Resources information, please email *hr@esperion.com*.

For Investor Relations, please email investor_relations@esperion.com.

For other inquiries, please email info@esperion.com.

ROGER S. NEWTON, PH.D.
President and
Chief Executive Officer

TIMOTHY M. MAYLEBEN
Chief Operating Officer
and Chief Financial Officer

BRIAN R. KRAUSE, PH.D.
Senior Vice President,
Preclinical Research
and Discovery

JEAN-LOUIS H. DASSEUX, PH.D.
Vice President,
Chemistry and Technologies

FRANK E. THOMAS
Vice President,
Finance and Investor Relations

WILLIAM F. BRINKERHOFF
Vice President,
Business Development

DAVID I. SCHEER – CHAIRMAN
President, Scheer & Company

SUSAN B. BAYH, J.D.
Distinguished Visiting Professor,
College of Business Administration,
Butler University

HENRY E. BLAIR
Chairman, President and
Chief Executive Officer,
Dyax Corp.

RONALD M. CRESSWELL, PH.D.,
D.Sc.h.c., F.R.S.E.
Parke-Davis (Retired)

ANTONIO M. GOTTO, JR., M.D., D.PHIL.
Professor of Medicine and the
Stephen and Suzanne Weiss Dean of the
Joan and Sanford I. Weill Medical College
of Cornell University

EILEEN M. MORE
Oak Investment Partners (Retired)

ROGER S. NEWTON, PH.D.
President and Chief Executive Officer,
Esperion Therapeutics, Inc.

Esperion™
THERAPEUTICS